Date:	August 25, 2009

To:	Mr. Jeffrey Sears Division of Corporate Finance United States Securities and Exchange Commission P: (202) 551-3302 F: (703) 813-6967

From:	Mr. Kenneth R Pinckard Chief Financial Officer Studio One Media, Inc 7650 E Evans Rd., Suite C Scottsdale, AZ 85260

RE:	Studio One Media, Inc File No. 001-10196 Form 10-KSB: For the fiscal year ended June 30, 2009 Form 10-Q: For the quarterly period ended March 31, 2009

We submit the following in response to your comment by letter dated July 16, 2009.  In order to facilitate review we have quoted your comment, and provided our response and a reference to the page of the Filing in which the revision(s) appear, or alternatively, have provided the supplemental information requested by the Commission.

Form 10-KSB: For the fiscal year ended June 30, 2008

Financial Statements

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.
Please tell us and expand your disclosure to discuss your accounting policy regarding the recognition of advertising revenue.  Your expanded disclosure should specifically address the nature of your advertising revenue contracts, how both web site and kiosk advertising revenue is earned, and the timing of revenue recognition.  Please provide your proposed disclosure as part of your response.

Response:  Our Company had not realized any revenue as of the end of the fiscal year June 2008.  In anticipation of revenue to be recognized in the future, a note was included to describe how revenue would be recognized.   Management has updated this disclosure to more specifically address how revenue would be recognized for video and audio recording revenue and for advertising contracts.  Please see our updated disclosure below.

Note 1: Summary of Significant Accounting Policies

REVENUE RECOGNITION

The Company applies the provisions of SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue related to goods and services provided when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenues from both web site and kiosk sales will be collected at the point of sale. The video and audio recording services the Company provides will be performed at the time of sale and when revenue is collected, thus revenue will be recorded in the period in which the sale is generated.  The Company also expects to generate revenue from advertising contracts in relation to both the website and kiosks.  Revenue from these contracts will be recognized over the term of the advertising agreement.

Form 10-Q: For the quarterly period ended March 31, 2009

Item 1.  Financial Statements

Balance Sheet, page 3

2.
We have reviewed you response to our prior comment number 6.  However, we note that neither your response nor the disclosure included in your most recent filing on Form 10-Q (I) provide any additional information regarding the terms of your company’s note(s) receivable(s) or (II) explain in detail why you believe that the reported notes receivable balance is collectable.  In addition, we note that during the quarterly period ended March 31, 2009 (a) collections against your company’s notes receivable balance remained insignificant and (b) your company’s accrued interest receivable balance increased.  Given the observations noted above, we re-issue our prior comment.  In the regard, please tell us and expand the footnotes to your financial statements to disclose information including, but not limited to, the following:

•	The date(s) of inception of your company’s note(s) receivable(s);
See schedule below

•	The original principal amount(s) of your company’s note(s) receivable(s);
See schedule below

•
The total amount that has been collected against the original principal amount(s) of your note(s) receivable(s), including the amount collected during each annual reporting period since their inception;

See schedule below

•	The timing of when payment(s) of the principal and accrued interest balances related to your company’s note(s) receivable(s) are due; and

Form 10-Q: For the quarterly period ended March 31, 2009- continued

Item 1.  Financial Statements- continued

Beginning in February 2005 through December 2007, the Company lent a total of $208,398 to an unrelated company.  No formal note agreements were written for each individual amount lent or for the arrangement as a whole.  All notes are due on demand and are unsecured.  Interest is accrued annually at 10%.  Below is a schedule detailing lending activity by year and total collections received against the principle amounts.

•	The final maturity date(s) of your company’s note(s) receivable(s), as well as whether such maturity date(s) have been extended.

As noted above, there were no formal maturity dates associated with the obligations and all payments are due on demand.

STUDIO ONE MEDIA, INC.
Notes Receivable Schedule
As of March 31, 2009
		Accrued
Date	Amount	Interest	Total
2/11/2005	25,000.00	12,029.29	37,029.29
2/24/2005	25,000.00	11,908.13	36,908.13
3/15/2005	25,000.00	11,731.05	36,731.05
3/31/2005	25,000.00	11,581.92	36,581.92
4/15/2005	25,000.00	11,442.11	36,442.11
4/22/2005	25,000.00	11,376.88	36,376.88
6/3/2005	30,000.00	301.98	30,301.98
6/30/2005	(30,000.00)		(30,000.00)
12/22/2006	750.00	182.16	932.16
12/28/2006	1,150.16	277.02	1,427.18
12/29/2006	300.00	72.16	372.16
1/8/2007	237.80	56.81	294.61
1/16/2007	449.99	106.37	556.36
1/16/2007	3,185.95	753.13	3,939.08
1/16/2007	2,018.55	477.17	2,495.72
1/22/2007	261.55	61.34	322.89
1/24/2007	255.45	59.74	315.19
1/24/2007	158.60	37.10	195.70
1/24/2007	1,859.00	434.80	2,293.80
2/20/2007	225.49	50.83	276.32
2/28/2007	1,603.08	357.38	1,960.46
3/1/2007	1,006.65	224.10	1,230.75
3/20/2007	18.07	3.92	21.99
5/15/2007	83.00	16.53	99.53
5/15/2007	3,731.19	743.01	4,474.20
6/4/2007	1,881.50	362.89	2,244.39
6/4/2007	487.50	94.02	581.52
11/27/2007	6,000.00	828.49	6,828.49
12/6/2007	208.83	28.18	237.01
12/6/2007	2,525.64	(339.89)	2,185.75

TOTAL	178,398.00	75,258.62	253,656.62

In addition, to the extent that you continue to believe that your company’s notes receivable balance is collectible, it would appear that changes in such balance due to new issuances or collections should be reported in the investing activities section of your consolidated statements of cash flows.  Please revise your statement of cash flows accordingly, or advise.

Our company believes that the balance is collectible and we have reclassified changes in such balance due to new issuances or collections to be reported in the investing section of the statement of cash flows.

Form 10-Q: For the quarterly period ended March 31, 2009- continued

Consolidated Statements of Stockholders’ Equity, page 5

3.
Refer to your response to our prior comment number 4.  We note that you have concluded that your company’s business combination with Studio One Entertainment, Inc should have been accounted for as a reverse recapitalization.  We note further that as a result of your conclusion, you have restated your consolidated statements of stockholders’ equity for each reporting period from December 31, 2006 through June 30, 2008 in your Form 10-Q for the quarterly period ended March 31, 2009.  However, we note that the financial statements for those periods have not been identified as “restated.”  In this regard, please confirm that the statements of stockholders’ equity that have been revised and will be included in your amended From 10-KSB for the period ended June 30, 2008, as well as your amended filings of Form 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008, will be appropriately identified as “restated.”

Response:  Filings for June 30, 2008, September 30, 2008 and December 30, 2008 all have the amended financial statements appropriately identified as “restated.”

Notes to Financial Statements

Note 1:  Summary to Significant Accounting Policies

Description of Business, Financing and Basis of Financial Statement Preparation, page 7

4.
Although you have determined that your company’s business combination with Studio One Entertainment, Inc. should have been accounted for as a reverse recapitalization, the description of your business that has been provided in Note 1 continues to focus on the historical (i.e. predecessor) operations of Studio One Media, Inc.  Furthermore, based upon your current disclosure regarding the business combination, we do not believe that it will be apparent to investors that the transaction has been accounted for as a reverse recapitalization.  In this regard, please revise the disclosure that will be included in your amended form 10-KSB for the period ended June 30, 2008, your amended Form 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008, and your future filings to adequately discuss the accounting treatment that was applied to your company’s business combination, as well as the impact of such accounting treatment on your financial statement presentation.  In addition, expand your disclosure to provide additional information regarding the operating history of Studio One Entertainment, Inc.

Response:  Management has amended its disclosure to state specifically that the transaction has been accounted for as a reverse recapitalization as to avoid any potential confusion on the part of investors.  All disclosures to be included in the company’s amended form 10-KSB for the period ended June 30, 2008, your amended Form 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008 to include this wording.  Additionally, all future filings will include similar verbiage discussing the accounting treatment that was applied to the company’s business combination as well as the impact of such accounting treatment on financial statement presentation.

Below is how Footnote 1 DESCRIPTION OF BUSINESS, FINANCING AND BASIS OF FINANCIAL STATEMENT PRESENTATION will appear in its entirety.

Note 1: Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS, FINANCING AND BASIS OF FINANCIAL STATEMENT PRESENTATION

Studio One Media, Inc., (the “Company” or “SOMD”) was originally organized in Delaware on May 12, 1988, as Dimensional Visions Group, Ltd. The name was changed on January 15, 1998 to Dimensional Visions Incorporated. On February 8, 2006, it changed its name to Elevation Media, Inc., and on March 28, 2006 the Company’s name was changed to Studio One Media, Inc., as part of its overall plan to implement its revised business plan.

Historically, the Company produced and marketed lithographically printed stereoscopic and animation print products.  The volume of business was not sufficient to support the Company's cost structure.  Accordingly during April 2002 the Company ceased its prior operations and was reclassified as a development stage company.  The Company had no sales during the three months ended September 30, 2008, or the years ended June 30, 2008, 2007, 2006, 2005, 2004 and 2003.  Since becoming a Development Stage Company in 2002, the Company has financed its operations primarily through the sale of its securities.

Effective May 6, 2004, the Company's stockholders approved a one-for-sixty Reverse Split of its common stock ("the Reverse Split"). The effect of the Reverse Split has been retroactively reflected as of July 1, 2002 in the financial statements.  All references to number of shares issued conversions to common stock, per share amounts and stock option data have been restated to reflect the effect of the Reverse Split for the period presented.

In March 2006, the Company entered into an agreement to purchase 100% Studio One Entertainment, Inc (SOE) of Scottsdale, Arizona in a one-for-one stock transaction.  The Company agreed to issue 6,500,000 of the Company’s common shares in the acquisition.  The purchase was to include 630,000 shares to be issued by SOE to certain investors to retire outstanding promissory notes pursuant to an Offering dated October 2004, wherein SOE raised $630,000. An additional 315,000 shares were also to be issued as part of the Offering.

Form 10-Q: For the quarterly period ended March 31, 2009- continued

Notes to Financial Statements - continued

On April 17, 2007, the Company announced that it had finalized the acquisition of SOE through an all-stock transaction.  The purchase was made pursuant to an agreement entered into by the companies dated March 29, 2006. The final terms of the purchase included the exchange of 7,102,500 restricted common shares of Studio One Media, Inc. for 100% of the issued and outstanding shares of Studio One Entertainment, Inc.   The purchase included all rights, title and interest to SOE’s proprietary interactive recording studios, business plan and intellectual property, including pending patents, foreign patent rights and federal trademark applications.

This transaction has been accounted for as a reverse recapitalization with Studio One Media, Inc., continuing as the entity for legal purposes and Studio One Entertainment, Inc., continuing as the entity for accounting purposes.  The capital stock position of the surviving entity, Studio One Media, Inc., has been restated to reflect the issuance of stock to purchase Studio One Entertainment, Inc., and the subsequent cancellation of stock related to the merger. Studio One Entertainment, Inc., now operates as a wholly owned subsidiary of Studio One Media, Inc.  Accordingly, the financial statements present on a consolidated basis the operations of Studio One Media, Inc., and Studio One Entertainment, Inc.

Prior to the acquisition of SOE by the Company, SOE was a private Scottsdale, Arizona-based company engaged in the research and development of proprietary, leading edge audio and video technologies for professional and consumer use.   SOE existed as an unincorporated entity from March 2003 and was formally organized in September 2004 as an Arizona corporation.

Studio One introduced its first product in September 2008 with the installation of its first interactive audio and video recording studio, marketed under the trademark “MyStudio”®, in the Scottsdale Fashion Square mall in Scottsdale, Arizona.  Studio One’s MyStudio business model and website featuring user generated content (“UGC”) are highly differentiated from leading companies in the entertainment and internet industries.  MyStudio offers a unique “bricks and clicks” combination of cash-generating studios and Internet-based advertising revenues.  The MyStudio business model uniquely provides for revenues generated from both the creation of the UGC by MyStudio customers and advertising.  MyStudio advertising revenue is derived from both traditional website advertising and on-studio video monitor advertising.   In addition, the Company expects additional revenue in the future to be generated from music sales and talent management arising from UGC on the MyStudio.net website.

MyStudio is a self contained, state-of-the-art, high definition ("HD") interactive audio/video recording studio designed for installation in shopping malls and other high traffic areas.  MyStudio offers video and sound quality from a proprietary/patent-pending, stand-alone recording studio with an ease and convenience never before available to the public.  MyStudio and its accompanying website, MyStudio.net, incorporate into a single entertainment venue the best elements of the world's leading internet and entertainment properties: the video sharing convenience, the social networking appeal and the talent showcase of other well-known websites and television programs.

MyStudio enables users, for a $20 fee, to record up to a five-minute personalized video with professional-quality backdrop, lighting and sound.  The studios feature Hollywood-style green screen technology, and users can select from over a thousand HD virtual backgrounds (static and dynamic) and thousands of exclusively licensed karaoke tracks from EMI Music Publishing.  The lighting is custom programmed for each virtual background and the sound quality is derived from a specially engineered acoustic design and a proprietary audio signal sequencing process.

Videos are available within minutes for viewing at MyStudio.net upon completion of the recording, and users may order a complimentary DVD at their option. Videos are protected with a privacy pass-code, and the user can decide whether to make the video available to the public.  The MyStudio.net website offers users the opportunity to share videos and create member profile pages in a dynamic social networking environment.  Users may also create links between MyStudio.net and other social networking sites. Users may also download their videos to cell phones.

MyStudio can be used to create videos for music, modeling, comedy, dating, job resumes, auditions, and personal messages and greetings.  Users can also enter their videos into monthly industry sponsored music, modeling and comedy contests.  In addition, the Company has or plans to offer various themed holiday greetings (videos with Santa Claus and the Easter Bunny), as well as greetings to U.S. troops overseas.

Subject to the availability and timing of capital, Studio One expects to install and operate many MyStudios both nationally and internationally.

Item 4T. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 22

5.
We have reviewed your response to our prior comment number 8.  However, the disclosure in your Form 10-Q for the period ended March 31, 2009 continues to express your conclusion regarding the effectiveness of disclosure controls and procedures as of June 30, 2008.  In this regard, please confirm that your amended filings of Form 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008, as well as your future filings, will attest to the effectiveness of your company’s disclosure controls and procedures as of the end of the period covered by each respective report.   Furthermore, confirm that your conclusion regarding the effectiveness of disclosure controls and procedures will be revised to “ineffective,” as appropriate.

Response:  The disclosure for March 31, 2009 has been corrected to reflect Management’s conclusion regarding the effectiveness of disclosure controls and procedures as of March 31, 2009.  Management confirms that the amended filings of Form 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008 correctly attest to the effectiveness of the company’s disclosure controls and procedures as of the end of the period covered by each respective report.   Management also confirms that all future filings will contain a similar attestation as of the date covered by the report.  Management furthermore has restated its disclosures surrounding internal controls to “ineffective” for the periods ended June 30, 2008, September 30, 2008, December 31, 2008 and March 31, 2009.

Responsibility for Disclosure in Filings.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

Mr. Kenneth R Pinckard
Chief Financial Officer
Studio One Media, Inc